Exhibit 16

December 12, 2012

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

On December 7, 2012 we were informed that our appointment as principal accountants for First PacTrust Bancorp, Inc. (“the Company”) was terminated.  We have read the statements included under Item 4.01 of the Form 8-K filed by the Company and dated December 11, 2012, and we agree with such statements, except that we are not in a position to agree or disagree that the Company engaged KPMG LLP as the principal accountant to audit the Company’s consolidated financial statements or that the decision to change accountants was approved by the Audit Committee of the Company’s Board of Directors.

/s/ Crowe Horwath LLP

Crowe Horwath LLP
San Francisco, CA

cc:	Mr. Robb Evans
Audit Committee Chairman
First PacTrust Bancorp, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612